UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

GILDAN ACTIVEWEAR INC.
(Exact name of registrant as specified in its charter)

CANADA	01-14830	98-0168992
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

600 de Maisonneuve Boulevard West Montreal (Quebec) Canada	H3A 3J2
(Address of principal executive offices)	(Postal Code)

Michelle Taylor, 514-340-8929
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

Introduction

Gildan Activewear Inc. (“Gildan” or the “Company”) is submitting this special disclosure report on Form SD as required pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 adopted by the U.S. Securities and Exchange Commission (the “SEC”) and known as the “conflict minerals rule” (the “Conflict Minerals Rule”). The Conflict Minerals Rule implements Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which requires issuers of securities that are required to file annual and quarterly reports with the SEC to publicly disclose certain information regarding tantalite (coltan; i.e. tantalum), cassiterite (i.e. tin), wolframite (i.e. tungsten) and gold (the “3TGs”) necessary to the production or functionality of products that they manufacture or contract to manufacture.

This disclosure describes (a) the Company’s reasonable country of origin inquiry (the “RCOI”) for the year ended December 31, 2024 (the “2024 Reporting Period”) conducted to determine whether 3TGs in products that the Company manufactures or contracts to manufacture originated in the Democratic Republic of Congo or adjoining countries (collectively the “Covered Countries”), and (b) based on the results of the RCOI, the Company’s determination as to the origin of the 3TGs in products that the Company manufactures or contracts to manufacture.

Company Overview

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, and Peds®, and under an exclusive licensing agreement for the printwear channel for Champion®.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

All references in this special disclosure report on Form SD to websites are inactive textual references, and information contained in or otherwise accessible through our website does not form part of this special disclosure report on Form SD.

Due to its position as a downstream manufacturer and distributor of finished products, Gildan does not directly source any minerals from mines, smelters or refiners. 3TGs included in Gildan’s products are in components acquired from suppliers, and Gildan is typically several steps removed from the origin of the ores.

Reasonable Country of Origin Inquiry

Gildan reviewed its entire range of products manufactured and sourced during the 2024 Reporting Period in order to identify all metallic components contained therein and necessary for the production or functionality of such products. Certain zippers (including pulls, sliders, and zipper rings), (the “Metallic Components”) revealed small amounts (in all cases less than three thousand (3,000) parts per million) of tin. The Metallic Components including zippers, snaps, grommets, and metal spring inside the drawcord adjusters were supplied by five (5) suppliers (each a “Supplier” and collectively the “Suppliers”), and two (2) of the Suppliers confirmed that the tin and/or gold found in their Metallic Components were purposefully added during production to render the applicable components more flexible or for the purpose of creating a decorative (plated) finish.

As a result, Gildan’s products subject to the Conflict Minerals Rule analysis and containing the purposefully added tin and/or gold are: (a) knit tops with ¼ zippers, (b) sweatshirts with zippers, and (c) sweatshirts with ¼ zippers (the “Identified Products”). Gildan manufactures the sweatshirts in its own vertically integrated facilities but sources all other Identified Products from third party suppliers. Gildan does not require from its suppliers that any Metallic Component used in its products contains 3TGs.

The RCOI was conducted by sending the Conflict Minerals Reporting Template (CMRT) to the five (5) Suppliers procuring the Metallic Components for the Identified Products or contracted to manufacture some of the Identified Products containing the Metallic Components. These Suppliers account for less than 1% of Gildan’s total annual cost of materials used in products that the Company manufactured or that the Company contracted to manufacture in 2024. Gildan requested that each Supplier complete the Conflict Minerals Reporting Template (CMRT), which was created by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative as a common means for the collection of sourcing information related to conflict minerals. This reporting template is a common data collection tool used across industries by companies with and without direct smelter relationships, and its questions are designed to generate necessary representations required to make determinations about the origin of the 3TGs.

The five (5) Suppliers responded to the Company’s inquiry by completing the 2025 version of the Conflict Minerals Reporting Template and provided the Company with written assurances that none of the Identified Products sold to Gildan or used during the 2024 Reporting Period contain 3TGs that have originated from the Covered Countries.

It should be noted that the Suppliers who purposefully added 3TGs to the Metallic Components represented to conduct their own RCOI with its respective direct suppliers using the Conflict Minerals Reporting Template (CMRT) or a substantially similar questionnaire. In addition, such Suppliers represented to have in place a conflict minerals sourcing policy and identified the smelters believed to be involved in the smelting of such 3TGs. Such smelters are all listed as Conformant Tin Smelters and Conformant Gold Refiners under the Conformant Smelter Program list provided by the Responsible Minerals Initiative (RMI).
The Company determined that it had no reason to believe that the Suppliers’ representations generated in the Conflict Minerals Reporting Template and in the written certification provided to the Company were false or inaccurate, and based on such representations determined in good faith that it had no reason to believe that the 3TGs contained in the Metallic Components used in the Identified Products may have originated from the Covered Countries.

Gildan has posted this disclosure Form SD to its website at https://gildancorp.com/en/conflict-minerals/.

Item 1.02 Exhibit
Not applicable.

Section 2 – Resource Extraction Issuer Disclosure
Not applicable.

Section 3 – Exhibits
Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

Date: May 28, 2025	By:	/s/ Michelle Taylor
		Name:	Michelle Taylor
		Title:	Vice-President, General Counsel and Corporate Secretary

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